SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                       Commission File Number      0-20806
                                                             -------------------

                           NOTIFICATION OF LATE FILING

(Check One):           [ ]  Form 10-K   [ ]  Form 11-K    [ ]  Form 20-F
                       [X]  Form 10-Q   [ ]  Form N-SAR

         For Period Ended:    June 30, 1999
                          ------------------------------------------------------

[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

         For the Transition Period Ended:   n/a
                                         ---------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the  notification  relates to a portion of the filing checked above,
identify the item(s) to which the notification relates:    n/a
                                                       -------------------------


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant          FIRSTMARK CORP.
                       ---------------------------------------------------------

Former name if applicable  n/a
                         -------------------------------------------------------

Address of principal executive office (Street and number)
                                                         -----------------------
901 East Cary Street, 17th Floor
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City, state and zip code    Richmond, Virginia  23219
                        --------------------------------------------------------

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on
       [X] or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

                  The Registrant is attempting to resolve several accounting and financial disclosure matters pertaining to the second quarter of 1999. As a result, the Registrant is experiencing difficulty in gathering the requisite data to complete the filing of its Form 10-QSB for the period ended June 30, 1999. It is anticipated that such information will be produced and that the Form 10-QSB will be filed no later than the fifth calendar day following the prescribed due date. The foregoing difficulty could not be eliminated by the Company without unreasonable effort and expense, including hiring (if available) additional professional staff on a short-term basis.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                   Ronald C. Britt                804              648-6000
--------------------------------------------------------------------------------
                       (Name)                 (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  The results of operations  for the second quarter of 1999 will reflect a change from the results of operations for the same period in 1998 due to approximately $200,000 in write-offs of loans and investments and an additional provision for the settlement of certain claims made against the Registrant involving prior management. The Registrant is unable to provide a reasonable estimate of the expected results until it has resolved several accounting and financial disclosure matters.

                  In addition, the results of operations for the first six months of 1999 will reflect a change from the results of operations for the same period in 1998 due to the sale of the Registrant's primary operating subsidiary, Southern Title Insurance Corporation, and related subsidiaries to Old Guard Group, Inc. on March 5, 1999. The 1999 period's results will include the actual results of the discontinued operations through March 5, 1999, while the corresponding period for 1998 will include results of the discontinued operations for the entire quarter. The Registrant has reported the loss from disposal of discontinued operations previously in its Annual Report on Form 10-KSB for the year ended December 31, 1998 and its Quarterly Report on Form 10-QSB for the period ended March 31, 1999.

                                 FIRSTMARK CORP.
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                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 17, 1999               By: /s/ Donald v. Cruickshanks
                                         -------------------------------------
                                         Donald v. Cruickshanks
                                         President and Chief Executive Officer



                   Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).